rklein@hgg.com

(212) 897-7883 (voice)
(212) 897-4982 (fax)

February 23, 2011

VIA EDGAR
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549-0305
Attn:	Gabriel Eckstein, Esq.

Re:	Sanomedics International Holdings, Inc.
(“Sanomedics” or “Registrant”)
Amendment No. 2 to Registration Statement on Form 10;
SEC Comment Letter dated January 28, 2011
SEC File No.: 000-54167

Gentlemen:

To facilitate the review of Amendment No. 2 to the Form 10 Registration Statement (the “Form 10”) as filed on this date, we are replying to the Staff’s above-referenced Comment Letter in the same order in which the comments were presented.  The page numbers cited herein refer to the marked copy of the Form 10 Amendment No. 2 enclosed herewith.

Overview, page 1

1.	As requested we have clarified the discussion of Registrant’s products among its children’s, pet and “professional” models.

2.
Our reference to “public shell” referred to the fact that for more than 30 years prior to its Sanomedics’ acquisition, Registrant was inactive, conducted no business as it had ceased its mining operations (it was originally named “Niagara Mining & Development”) and had no material assets, certainly less than the $1,000,000 of total assets referenced in Section 12(g) of the Exchange Act.  Although Registrant’s transfer agent has advised us that prior to the Sanomedics’ deal Registrant had approximately 600 shareholders of record, since Registrant’s total assets have not exceeded the $1,000,000 threshold required under Section 12(g) of the Exchange Act Registrant has not been subject to, and therefore Registrant has not had to comply with, the Exchange Act’s reporting obligations.

Securities and Exchange Commission
February 21, 2011

Organizational History, page 2

3.	As discussed in Reply 2 above, Registrant has had no Exchange Act reporting obligations, so its administrative dissolutions and reinstatements are irrelevant to its reporting status.

Acquisition of Sanomedics, page 2

4.	As requested, we have clarified the Sano-Nevada acquisition description on pages 3 and 41.

5.	We acknowledge the Staff’s comment.

Raise Substantial Additional Capital, page 4

6.
We have added language to the effect that Registrant has not yet taken any steps to initiate any debt or equity financing and Mr. Sizer’s verbally stated intention to have his affiliate provide additional funding is not a legally enforceable agreement and cannot be relied upon, even though he is Registrant’s CEO and a controlling shareholder; and in the absence of a cash infusion by Mr. Sizer’s affiliate, Registrant’s current cash on hand would be depleted by the end of February 2011 and its ability to conduct business would be materially adversely effected.

Effect Strategic Acquisition, page 5

7.	We have added clarifying language to the effect that Registrant does not intend to market food, toys or clothing for pets. Registrant does not know what other products it might market, if any.

8.
As requested, we have added that Registrant’s belief that Watermark would distribute Registrant’s devices as part of an overall monitoring system to diagnose sleeping disorders is based on its preliminary discussions with Watermark.

Increase Research and Development, page 6

9.
We have added language to the following effect:  Regarding the current development status of our second generation product, we have operational prototypes utilizing new sensors, electronic digital processing circuitry and other components in a single integrated assembly which is contained within a metal housing.  These prototypes are able to (1) acquire temperatures at a rate of greater than 10 samples per second, enabling the device to capture the correct temperature and demonstrate clinical repeatability, (2) provide superior durability compared to our current products which use a plastic housing, and (3) deliver superior performance compensating for users who vary the unit’s distance from the skin, since the prototype has a substantially narrower field-of-view compared to our earlier sensor. In addition, we are currently developing hardware and a software algorithm that compensates for any distance-related inaccuracies that might still remain.

10.
We have added language to the following effect here and also under “Competition” on page 13: Accuracy is more challenging in a non-contact thermometer as opposed to a contact thermometer because distance from the skin affects the accuracy of the reading. Our current products read temperature via a single "snapshot," not through a "scanning" technique, the method used by some competitors. Consequently, our products have a clinical repeatability issue because, to be competitive, our non-contact products must be able to have repeatable temperatures each time the temperature is taken.

Under “Competition” we also state that the lack of accuracy of Registrant’s current non-contact unit has hurt its competitive position.

Securities and Exchange Commission
February 21, 2011

Sales, Marketing and Advertising, page 9

11.	As requested, we have clarified Registrant’s indemnity obligations, focusing on its obligations under the provisions of its contracts with Hammacher and Scar-Guard, its two most significant accounts.

Regulatory Environment, page 9

12.
As requested we have clarified that the Registrant’s current products were designed by the manufacturer (which obtained their FDA pre-marketing clearance and assigned the same to Registrant), except for the “ornamental” plastic housing, which was designed by Registrant and is covered by its issued U.S. design patent.

Patents and Proprietary Rights, page 11

13.
We have added language to the following effect:  Registrant can file foreign patent applications similar to its U.S. design patents and patent applications, and it will decide on a case-by-case basis whether to file them after consideration of the markets it intends to serve and after discussion with patent counsel.  It does intend to file a foreign application similar to its United States utility patent application.  It is also preparing a second U.S. utility patent application; and a corresponding foreign patent application will be filed simultaneously with the domestic one.

Competition, page 13

14.
As requested, we have clarified Registrant’s pricing strategy substantially as follows:  In launching our first-generation consumer products at retail into an intensely competitive marketplace, we employed a pricing strategy designed to obtain rapid market penetration.  Accordingly, we established retail prices below competitor prices in an attempt to gain rapid, if not immediate, market share.  This strategy has had a negative impact on our gross profit margin and net income.  We intend to pursue a similar pricing strategy when we launch our second-generation retail products, and we expect an initial similar adverse effect on our margins and net income.  However, in the event our new products are commercially accepted, we intend to gradually increase retail prices based on the added features that provide a differentiating and competitive advantage, which could increase our gross margin and net income.

15.	We have added language here (and in the risk factor on page 16) to the following effect: To our knowledge, we are the only company which markets non-contact infra-red thermometers for pet use.

Employees, page 14

16.
We have added language to the following effect:  As a result of our dire financial position, we do not currently have the ability to hire any new employees, including the electrical engineers and engineering personnel we need, since the additional financing we would need to pay them is neither arranged nor committed.  See Item 1A, Risk Factors.

Item 1A:  Risk Factors, Page 14

17.           As requested, a “Dividends” risk factor has been added on page 24.

Management Could Terminate Employment, page 21

18.	We have added language on page 34 explaining how Registrant determined that Messrs. Sizer and Houlihan each achieved 100% of his 2010 bonus milestones, notwithstanding the milestone overlap.

Securities and Exchange Commission
February 21, 2011

Inability to Buy or Sell Common Stock, page 21

19.	As requested, we have added multiple subheadings to clarify the discussion of the risks related to Registrant’s common stock.

Item 2:  Financial Information, page 24

-Critical Accounting Policies and Use of Estimates, page 28

-Inventory, page 29

20.
Registrant evaluates its inventory quarterly for recoverability. Factors considered include but are not limited to consumer demand, current inventory levels and product life cycles. The following is the additional detail of each as requested by the Staff:

I.
Consumer demand – Registrant’s products have only recently come to market, with the first sale in September 2009.  Marketing efforts have been limited during 2010 due to its limited financial resources and the expected redesign of its product line in 2011 via its second generation models.  Registrant did not want to deplete its inventory of current products too quickly in order to avoid an out-of-stock condition before its new line was ready.  Registrant anticipates that it will reduce its retail price to sell the remaining inventory in bulk sometime prior to the release of its new line in 2011.  It is anticipated that the discount will be well above its cost.

II.
Current inventory levels - Registrant has approximately 12,000 units remaining as of January 31, 2011. It sold 309 units during the month ended January 31, 2011, which is a fairly consistent sales rate over the preceding four months.  At that rate it has approximately 39 months of inventory on hand. However, as noted above, its intent is to sell the remainder at a discount, but above cost, prior to its new product line becoming available.

III.	Product life cycles- Although Registrant is redesigning its current line of products, they are still considered state of the art for the consumer market place and thus readily marketable.

Based upon these factors we do not believe that an inventory write-down is warranted.

21.
As requested, Registrant has revised its disclosure. Note that Registrant is a relatively new company with limited operating results that has faced numerous challenges that have necessitated the need to make many changes to its business plan. We therefore believe that referencing past performance may be inappropriate.

Item 3: Properties, page 30

22.
As requested, we have explained that pursuant to the First Amendment, dated March 22, 2010, to Registrant’s lease, Registrant now occupies more office space (1,950 square feet compared to 1,167 square feet) at a greater rent.  Pursuant to section 3 of the Amendment, Registrant was allowed to keep the same “Suite 2180” designation as it had used for its original office space, even though it no longer occupies that space.

23.	The Amended Lease is filed as Exhibit 10.17.

Item 4: Security Ownership, page 30

24.	As requested, appropriate disclosure is presented regarding the beneficial ownership of the preferred stock.

25.	As requested, the text has been revised to delete the reference to the lack of voting rights of the preferred stock.

26.	Footnote 2 clarifies that Mr. Heyniger has both sole voting and investment power.

Securities and Exchange Commission
February 21, 2011

Executive Compensation, page 34

27.	As requested, we have updated the information presented for fiscal year 2010.

Employment and Consulting Agreement, page 35

28.
We have added disclosure of the achievement of 2010 executive milestones.  We also clarified that although the milestones of Messrs. Sizer and Houlihan were identical.  Registrant determined that each had 100% achievement and in the discussion for Mr Houlihan we stated Registrant’s basis for that determination.

29.
We have noted that the 2010 milestones for Messrs. Sizer and Houlihan were arrived at during the first quarter of fiscal 2010 and memorialized on December 17, 2010, the parties having waived the 60-day deadline set forth in their respective employment agreements.

30.	Registrant has broken off negotiations with Mr. Shrivastava and is contemplated initiating a breach of contract action against him. (page 36)

Item 8: Legal proceedings, page 43

31.
This section has been updated to discuss the pending legal proceeding Registrant brought against American Scientific and Rycom Electron Technology, and the affirmative defenses asserted by the defendants.  It is the only proceeding in which Registrant is a party.

Item 9:  Market Price, page 44

32.           We have added the requested disclosure.

Item 10:  Recent Sales of Unregistered Securities, page 45

33.	We have revised the discussion of each sale to disclose the specific registration exemption relied upon.

Interim Financial Statements, page F-1

Note 2.  Summary of Significant Accounting Policies, page F-6

-Basic and Diluted Net Loss Per Share, page F-9

34.	As requested, we have revised Note 2 to the interim and to the annual financial statements.

Annual Financial Statements, page F-16

Note 2.  Summary of Significant Accounting Policies, page F-21

Securities and Exchange Commission
February 21, 2011

-Revenue Recognition, page F-22

35.
Registrant offers a right of return for defective items to all retail customers and a right of return for unsold items only to certain large accounts. Registrant estimates the amount of defective units that may be returned at the end of each quarter and provides a reserve if necessary.  Additionally, at year-end Registrant confirms the number of units that have been unsold to ensure that its estimates are reasonable.

36.	We have revised the disclosure to provide for a discussion of the right of return for unsold products.

37.	We have corrected the disclosure to the effect that Registrant recognizes revenue when it can reasonably estimate that the return privilege has expired.

Note 6.  Notes Payable-Related Party, page F-28

38.
We have revised the disclosure to include the variable conversion terms that were in place prior to the amendment on December 20, 2010. As stated in our response to comment 39 below, Registrant did not believe that a beneficial conversion feature existed so therefore it did not record any adjustments to account for such feature.

39.
There is no beneficial conversion feature as the conversion price on the debt is greater than the fair value of Registrant’s common stock at the time of the issuance.  The quoted share price of its stock on the Pinksheets is based on very thinly traded volume.  From January 1, 2009 through December 2010, there were only 12 days on which its shares were traded.  The aggregate volume of these trades represents 3,414 shares.  A more evident value of the share price is the price of third-party sales of common stock directly and/or the value of shares issued in exchange for services.  During the year ended December 31, 2009, Registrant issued shares for services which it valued at $0.05 per share.  During the nine months ended September 30, 2010, it sold shares to third-parties at a cash price of $0.01 per share, and it also issued shares for services with a value of $0.50 per share. Based on the foregoing, a beneficial conversion feature does not exist.

Note 7.  Equity, page F-29

-Common Stock, page F-29

40.	As requested, the disclosure called for in prior comment 62 has been added under the caption Common Stock, on the last line of the table.

Item 15:  Financial Statements and Exhibit, page 48

41.
Confidential treatment of the pricing terms contained in Exhibit 10.13, the Rycom Manufacturing Agreement, in Section 5(a) on page 3, has been requested pursuant to Rule 406 and Staff Legal Bulletin #1, and this exhibit has been refilled with appropriate redaction disclosure in that Section.

42.	As requested, the agreements with Scar-Guard and Hammacher have been filed as Exhibits 10.18 and 10.19, respectively, subject to confidential treatment requests.

43.	As requested, the Bylaws are now Exhibit 3.3 and incorporated by reference from Exhibit 3.3 of the Form 10 filed on October 29, 2010.

44.	As requested, we have added the specific incorporation by reference information for each previously filed exhibit.

*     *     *

Securities and Exchange Commission
February 21, 2011

As requested, we have filed a statement from Registrant making the acknowledgments requested by the Staff.

*     *     *
Please acknowledge receipt by stamping the enclosed copy of the first page of this letter and returning it in the enclosed prepaid self-addressed envelope.

Very truly yours,

/s/ Richard G. Klein

RGK:mtp
Encls.
cc:  Mr. Craig Sizer